

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 10, 2007

David M. Minnick, Secretary
Stifel Financial Corp.
One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102-2102

> Re: **Stifel Financial Corp.**
> **Preliminary Schedule 14A**
> **Filed on April 27, 2007**
> **File No. 0-09305**

Dear Mr. Minnick:

We have limited our review of your filing to those issues we have addressed on our comments.

General

1. Please furnish the information required by Part C of Form S-4 for Ryan Beck. See Item 14(c)(2) of Schedule 14A.

Opinion of Stifel's Financial Advisor, page 12

2. We note the limitation on reliance by shareholders in the next to last paragraph of the fairness opinion provided by Citi as attached to the proxy statement. Since the opinion has already been issued and the merger consummated, please disclose this limitation on reliance in the proxy statement. Also disclose the basis for Citi's belief that shareholders cannot rely upon the opinion to support any claims against Citi arising under applicable state law (e.g., the inclusion of an express disclaimer in Citi's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Citi would have no effect on the rights and responsibilities of either Citi or the board of directors under the federal securities laws.

3. Disclose in this section that Citi has consented to use of the opinion in the document.

<u>Proposal 1, page 9</u>

4.	We note your response to comment 5 in our letter dated March 16, 2007. In the second paragraph on page 22, please quantify the number of Stifel shares to be issued to the optionholders in the merger transaction to clarify that these are the optionholders you are referring to at the beginning of page 21.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

				Sincerely,

				Jennifer Hardy
				Branch Chief

cc:	Robert J. Endicott, Esq.
	Bryan Cave LLP
	One Metropolitan Square
	211 North Broadway, Suite 3600
	St. Louis, MO 63102-2750